Exhibit (a)(1)(D)

COCA-COLA CONSOLIDATED, INC.

Offer to Purchase for Cash

Shares of Its Common Stock for an Aggregate Purchase Price

of Not More Than $2,000 Million

at a Per Share Purchase Price Not Less Than $850 Per Share

Nor Greater Than $925 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 18, 2024, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

May 20, 2024

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by Coca-Cola Consolidated, Inc., a Delaware corporation (the “Company”), to act as Information Agent in connection with the Company’s offer to purchase for cash shares of its Common Stock, par value $1.00 per share (the “Common Stock”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $850 nor greater than $925 per share (“Auction Tenders”) or (ii) purchase price tenders (“Purchase Price Tenders”), in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated May 20, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee.

After the Expiration Time, upon the terms and subject to the conditions of the Offer, the Company will determine a single price per share (the “Purchase Price”), which will be not less than $850 and not more than $925 per share, that it will pay for shares of the Company’s Common Stock validly tendered in the Offer and not validly withdrawn, taking into account the number of shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by stockholders tendering shares pursuant to Auction Tenders. Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $850 per share (which is the minimum price per share under the Offer) for purposes of determining the Purchase Price. The Purchase Price will be the lowest price per share of not less than $850 and not more than $925 per share that will enable the Company to purchase the maximum number of shares validly tendered in the Offer and not validly withdrawn having an aggregate purchase price not exceeding $2,000 million. Shares validly tendered pursuant to an Auction Tender will not be purchased if the price specified in the Auction Tender is greater than the Purchase Price. All shares purchased pursuant to the Offer will be purchased at the same Purchase Price regardless of whether the stockholder tendered at a lower price.

If more than $2,000 million in value of shares are tendered in the Offer at or below the Purchase Price, the Company has reserved the right, in its sole discretion, to accept for purchase at the Purchase Price pursuant to the Offer up to an additional 2% of our outstanding shares without extending the Expiration Time.

Because of the proration, “odd lot” priority and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the Purchase Price may not be purchased if more than the number of shares the Company seeks to purchase are validly tendered at or below the Purchase Price and not validly withdrawn.

If the terms and conditions of the Offer have been satisfied or waived and shares validly tendered at or below the Purchase Price, and not validly withdrawn prior to the Expiration Time, would result in an aggregate purchase price of more than $2,000 million, the Company will purchase shares of Common Stock in the following order of priority: (i) first, all shares owned in “odd lots” of less than 100 shares that have been validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time); (ii) second, all other tendered shares (other than conditionally tendered shares for which the condition was not satisfied) validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time), on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares, until the Company has purchased shares resulting in an aggregate purchase price of $2,000 million; and (iii) third, only if necessary to permit the Company to purchase shares having an aggregate purchase price of $2,000 million, such shares conditionally validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time) for which the condition was not initially satisfied, to the extent feasible, by random lot. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares. See Sections 1 and 6 of the Offer to Purchase.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to a number of other conditions, including the Financing Condition. See Section 7 of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase, dated May 20, 2024;

2.	Letter of Transmittal (including the Form W-9), for your use in accepting the Offer and tendering shares of, and for the information of, your clients;

3.

Letter to Clients, for you to send to your clients for whose accounts you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4.

Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer if certificates representing your clients’ shares are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Time (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Time; and

5.	Return envelope addressed to Equiniti Trust Company, LLC, as the Depositary.

The conditions of the Offer are described in Section 7 of the Offer to Purchase. Please see Section 15 of the Offer to Purchase for a summary of material U.S. federal income tax consequences to stockholders of an exchange of shares for cash pursuant to the Offer, including with respect to withholding requirements.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on June 18, 2024, unless the Offer is extended or terminated. Under no circumstances will the Company pay interest on the Purchase Price, even if there is any delay in making payment.

For shares to be tendered validly pursuant to the Offer:

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the certificates for shares of the Company’s Common Stock, or confirmation of receipt of the shares pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase, together with a validly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Time by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

•

the tendering stockholder must, prior to the Expiration Time, comply with the guaranteed delivery procedures set forth in the Offer to Purchase and thereafter timely deliver the shares subject to such notice of guaranteed delivery in accordance with such procedures.

Although the Company’s Board of Directors has authorized the Offer, it has not, nor has the Company, the Depositary or the Information Agent, made, and they are not making, any recommendation to your clients as to whether to tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. The Company has not authorized any person to make any such recommendation. Your clients must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender them. In doing so, your clients should read carefully the information contained in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purpose and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer to Purchase and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).

The Company is not making the Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant to the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in that jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by one or more registered brokers licensed under the laws of such jurisdiction.

Questions, requests for assistance and requests for additional copies of the enclosed materials may be directed to the Information Agent at the telephone numbers and addresses listed below.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders call toll-free: 1-877-456-3507

Banks and Brokers call collect: 1-212-750-5833

The Depositary for the Offer is:

by hand, express mail, courier or other expedited service:	by mail:

Equiniti Trust Company, LLC 55 Challenger Road Suite # 200 Ridgefield Park, New Jersey 07660 Attn: Reorganization Department	Equiniti Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 525 Ridgefield Park, New Jersey 07660

Very truly yours,

Innisfree M&A Incorporated

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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